[redacted]

15049333

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

AP 3/13

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 03 2015 Wash. DC 404

SEC FILE NUMBER
8- 46961

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stonington Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

342 West 22nd Street
(No. and Street)

New York (City) NY (State) 10011 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William D. Forster 646 541 1134
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richardson, Edward Jr.
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508 (Address) Southfield (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB 3/14/15

OATH OR AFFIRMATION

I, William Forster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stonington Corporation, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JIM VINCENT
Notary Public - State of New York
NO. 01VI6281324
Qualified in Queens County
My Commission Expires 5/13/17

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STONINGTON CORPORATION

Financial Statements and Supplemental Schedule Required by the Securities and Exchange Commission

For the Year Ended December 31, 2014 (With Independent Auditor's Report Thereon)

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Stonington Corporation
342 West 22nd Street
New York , NY 10011

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Stonington Corporation as of December 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Stonington Corporation management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stonington Corporation as of December 31, 2014, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Net Capital Computation has been subjected to audit procedures performed with audit of Stonington Corporation financial statements. The Net Capital Computation is the responsibility of Stonington Corporation 's management. My audit procedures included determining whether the Net Capital Computation reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Net Capital Computation. In forming my opinion on the Net Capital Computation, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. § 240 17a-5. In my opinion, the Net Capital Computation is fairly

stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 16, 2015

Stonington Corporation
BALANCE SHEET
As of December 31, 2014

ASSETS

CURRENT ASSETS		
Cash	$	11,323.33
Accounts Receivable		4,987.15
Prepaid Expenses		850.00
Total Current Assets		17,160.48
TOTAL ASSETS	$	17,160.48

Stonington Corporation
BALANCE SHEET
As of December 31, 2014

LIABILITIES and STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Income Tax Payable	$ 175.00
Total Current Liabilities	175.00
LONG TERM LIABILITIES	-
Total Liabilities	175.00
STOCKHOLDER'S EQUITY	
Capital Stock, no par value 200 shares authorized, 20 shares issued and outstanding	20.00
Paid in Excess	447,957.00
Retained Earnings	(430,991.52)
Total Stockholder's Equity	16,985.48
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 17,160.48

The footnotes are an integral part of the financial statements

Stonington Corporation
STATEMENT OF INCOME

	12 Months Ended December 31, 2014.
Revenues	
Commissions Earned	$ 12,082.04
Investment Income	9.58
Total Revenues	12,091.62
Operating Expenses	
Employee Compensation	(893.00)
Regulatory Fees	2,424.66
Other Expenses	8,289.00
Total Operating Expenses	9,820.66
Operating Income (Loss)	2,270.96
Net Income (Loss)	$ 2,270.96

The footnotes are an integral part of the financial statements

Stonington Corporation
STATEMENT OF CASH FLOWS
For the 12 Months Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 2,270.96
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Losses (Gains) on sales of Fixed Assets	-
Decrease (increase) in Operating Assets:	
Accounts Receivables	(1,620.48)
Other	(300.00)
Increase (Decrease) in Operating Liabilities:	
Accounts Payables	(2,000.00)
Accrued Liabilities	(3,007.15)
Total Adjustments	(6,927.63)
Net Cash Provided By (Used in) Operating Activities	(4,656.67)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from Sales of Fixed Assets	-
Net Cash Provided By (Used In) Investing Activities	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from Sale of Stock	-
Treasury Stock	-
Net Cash Provided By (Used In) Financing Activities	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(4,656.67)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	15,980.00
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 11,323.33

The footnotes are an integral part of the financial statements

STONINGTON CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Preferred Stock		Common Stock		Paid-in Capital		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2014	-	-	20	$ 20	20	$ 447,957	$ (433,262)	14,715
Net Income	-	-	-	-	-	-	2,271	2,271
Capital Transactions	-	-	-	-	-	-	-	-
Prior Period Adjustments	-	-	-	-	-	-	-	-
Balance at December 31, 2014	-	$ -	20	$ 20	20	$ 447,957	$ (430,991)	$ 16,986

See Accountant's Audit Report

Footnotes

STONINGTON CORPORATHON
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Stonington Corporation (the Company) was incorporated in the State of New York effective June 8, 1995. The Company has adopted a calendar year.

Description of Business

The Company, located in New York, NY is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3 (k)(2)(i), which provides an exemption because of "Special Account for the benefit of Customers."

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Advisory, consulting and private placement fees are recognized on a contractual basis with the fee stipulated in the contract. Advisory and consulting fees are recognized ratably over the prior period. Private placement fees are recognized when the proceeds of the private placement are received.

Finder's fees are recognized based on an agreement between the Company and the investment manager of the fund. The Company is entitled to receive as compensation a portion of the management fee and any incentive allocation earned by the investment manager with respect to persons that the Company introduces to and subsequently invest in the fund.

Depreciation

Depreciation is calculated using the straight-line method.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2014, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company concentration is in services, which is primary advisor on private placements and merger and acquisition transactions.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter "S" of the internal Revenue Code and the appropriate sections of the New York State Franchise Act. Under those the Company does not pay federal or state income taxes.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding in audited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(i) because does not handle customer funds or securities.

NOTE D – RELATED PARTY TRANSACTIONS

An affiliated entity owned by the stockholder of the Company provides office space, consulting, personnel, and other services for the day-to-day operation of the Company under a master services agreement. The Company was charged and paid $4,000 in fees during the year ended December 31, 2014 related to this agreement.

NOTE E – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE F – COMMITMENTS AND CONTINGENCIES

Stonington Corporation does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE G - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 16, 2015, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2014

Stonington Corporation
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Computation of Net Capital

Total Stockholder's equity:		$ 16,985.00
Allowable equity adjustment		0.00
Nonallowable assets:		
Property and Equipment	0.00	
Accounts Receivable – other	4,987.00	
Other Assets	850.00	
Haircuts on Securities Positions	0.00	(5,837.00)
Net allowable capital		$ 11,148.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 1,167.25
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 6,148.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 175.00
Percentage of aggregate indebtedness to net capital	1.57%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2014	$ 11,148.00
Adjustments:	
Change in Equity (Adjustments)	0.00
Change in Non Allowable Assets	(0.00)
Change in Allowable Credits	0.00
NCC per Audit	$ 11,148.00
Difference	$ 0.00

Stonington Corporation
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 (k)(2)(i) because of the "Special Account for the Exclusive Benefit of customers" maintained.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2014	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2014	$ -

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2014

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 16, 2015

Board of Directors
Stonington Corporation
342 West 22nd Street
Suite 1700
New York, NY 10011

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) Stonington Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Stonington Corporation claimed an exemption from 17 C.F.R. § 15c3-3(k)(1), and (2) Stonington Corporation stated that Stonington Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Stonington Corporation's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stonington Corporation compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

STONINGTON CORPORATION
342 West Twenty Second Street
New York, NY 10011
(646) 541-1134
Fax (866) 838-9422

February 16, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2014

Dear Mr. Richardson Jr.,

Please be advised that Stonington Corporation has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2014 through December 31, 2014. Stonington Corporation, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Stonington Corporations past business has been of similar nature and has complied to this exemption since its inception, (date)..

William D. Forster, the president of Stonington Corporation has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2014.

William D. Forster has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected Stonington Corporation's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at 646 541 1134.

Very truly yours,

Stonington Corporation.

William D. Forster
President